August 22, 2018

VIA EDGAR

Elisabeth M. Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Strategy Shares, File Nos. 333-170750, 811-22497

Dear Ms. Bentzinger:

On June 29, 2018, Strategy Shares (the "Registrant"), on behalf of its series, the Strategy Shares Nasdaq 7 HANDL Index ETF (the “Fund”), filed an amended registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on August 15, 2018, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

Comment A1. Please review the comments given on August 13, 2018, for the Strategy Shares Nasdaq 5 HANDL Index ETF and respond to any comment that is applicable to the Strategy Shares Nasdaq 7 HANDL Index ETF.

Response. The Registrant has reviewed Strategy Shares Nasdaq 5 HANDL Index ETF comments and responses and incorporated the majority of them into the registration statement for Strategy Shares Nasdaq 7 HANDL Index ETF. The Registrant notes that certain comments, such as those related to an initial filing were deemed not applicable.

Summary Prospectus

Comment B1. In the narrative preceding the expense example, remove “expense reduction/reimbursement.”

Response. The Registrant has made the requested deletion.

4843-8813-5536.2

Comment B2. Under Principal Investment Strategies, please provide a plain English description of how leverage is used and how the reference to 23% leverage is computed. Also, please reconcile references to 23%, 30% and 40% in the strategy descriptions.

Response. The Registrant has revised disclosures to bring greater clarity about how leverage is employed and percentages are presented.

Comment B3. Please disclose that the swap is or is not considered an element of the 80% name rule test.

Response. The Registrant has amended disclosure to state that the swap is not considered an element of the 80% name rule test.

Comment B4. In the description of the index and the base index, please add additional disclosures in plain English to make clearer which index is being referred to.

Response. The Registrant has amended disclosures to provide greater clarity around references to the index and the base index.

Comment B5. Under references to 10% collateral, please describe what collateral is being pledged, such as cash or securities.

Response. The Registrant has amended disclosures to identify collateral as cash.

Comment B6. If true, please recite that the index provider and index calculator are the same entities for both the base index and the index.

Response. The Registrant has amended disclosures to note that the index provider and index calculator are the same entities for both the base index and the index.

Comment B7. Under risks, please add a risk describing the effect of compounding and volatility using the narrative and chart given in the sample referencing the Direxion Monthly 25+ Year Treasury Bull 1.35X Fund.

Response. Upon extensive review, the Registrant notes that it does not believe this risk is a principal risk for the Fund because both the Fund and the index employ the same type of leverage and the notional effect only differs by 10% of asset values. Consequently, the Registrant believes that any type of compounding and volatility effect is so small as to be de minimis.

Comment B8. Under swaps risk, please identify the swaps as total return fund.

Response. The Registrant has made the requested revision.

Comment B9. Add a disclosure for the Explorer portion of the portfolio that recites how often it is rebalanced.

Response. The Registrant has added monthly rebalancing disclosure for the Explorer portion of the portfolio.

Comment B10. With respect to references to concentration, please replace “may” with “will.”

Response. The Registrant has made the requested edits.

Comment B11. In the introduction to Principal Investment Risks, please remove reference to a chart because there is no chart.

Response. The Registrant has made the requested deletion.

Comment B12. Please consider adding counter-party risk, index-linked securities risk and limited history of operations as principal risks.

Response. Upon review the Registrant notes that counter-party risk is presently included as an element of swaps risk and limited history of operations risk is presently disclosed. The Registrant has added index-linked securities risk as a non-principal risk.

Comment B13. On the website that discloses the history of premiums and discounts please refine the category that refers to 2% or greater to a definitive range, perhaps 2-4%, or some number that captures the upper end of that range. Additionally, add the narrative disclosures required by 11(G)(2).

Response. The Registrant had or has made the requested range revisions and additions of “Shareholders may pay more than net asset value when they buy Fund shares and receive less than net asset value when they sell those shares, because shares are bought and sold at current market prices. The data presented represents past performance and cannot be used to predict future results.” to the website.

Statement of Additional Information

Comment B14. Please provide information about the investment advisory fee paid consistent with Item 19(A)(3) or recite authority such as the fund is presently a new fund and not required to make such disclosures.

Response. The Registrant has added information about the investment advisory fee paid.

Comment B15. Please provide underwriting commissions paid as consistent with Item 25(A)(3) and Item 32(C) or provide an explanation as to why these numbers are not being provided.

Response. The Registrant notes the principal underwriter receives no compensation from the Fund.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238, or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport